_________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 9 September 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

For the information of your local markets, please find following supplementary information required by the Listing Rules of the Australian Stock Exchange following the preliminary announcement on 28 August of the BHP Billiton Group Results for the Financial Year ended 30 June 2003.

Karen Wood, Company Secretary

9 September 2003

APPENDIX 4E TO THE LISTING RULES OF THE AUSTRALIAN STOCK EXCHANGE

Supplementary Information - Preliminary Final Results

Name of Company: BHP Billiton Limited

A.B.N: 49 004 028 077

Supplementary Information - Preliminary final results for 12 months to 30/6/2003

This supplementary information required by the Listing Rules of the Australian Stock Exchange includes the combined results of the BHP Billiton Group, comprising BHP Billiton Limited and BHP Billiton Plc, for the full year ended 30 June 2003 compared with the full year ended 30 June 2002, prepared in accordance with Australian Generally Accepted Accounting Principles. The information is supplementary to the results of the BHP Billiton Group for the full year ended 30 June 2003 announced to the market on 28 August 2003.

Results for the Financial Year 2003

Discussion and Analysis

Basis of presentation of financial information

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role.

Accounting and Reporting on the DLC Merger

In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this information presents the financial results of the BHP Billiton Group as follows:

  Results for the years ended 30 June 2003 and 30 June 2002 are of the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and
  Results are presented in US dollars unless otherwise stated.

Results for the financial year ended 30 June 2003

Overview

Global economic conditions remained weak during the year ended 30 June 2003. In what has been a challenging climate, BHP Billiton's operating and financial results clearly demonstrate our ability to consistently generate stable cash flows, improve underlying profitability and increase returns to shareholders whilst still continuing our investment in growth projects.

Net profit attributable to members of the BHP Billiton Group for 2003 of US$1 860 million was 12.9 per cent higher than the previous year (2002: US$1 648 million). Basic earnings per share were 30.0 US cents (2002: 27.3 US cents).

Profit before borrowing costs and tax

Profit before borrowing costs and tax was US$3 294 million compared with a profit of US$2 957 million for 2002.

During the financial year the Group's Steel business was demerged. In order to provide meaningful comparison, the discussion in the remainder of this section is based on the Group's continuing operations.

Excluding significant items (refer below), profit from continuing operations before borrowing costs and tax was US$3 313 million compared with a profit of US$3 079 million for 2002.

The following represent the approximate impact of the major factors affecting profit before borrowing costs and tax (from continuing operations, excluding significant items and outside equity interests) for the year ended 30 June 2003, compared with last year:

  Higher realised prices for petroleum products, nickel, ferrochrome, copper, hot briquetted iron and manganese alloy increased revenue. This increase was partly offset by lower prices for export energy coal and iron ore that decreased revenue.

  Favourable unit operating cost performance, due to increased production and the Group's cost reduction initiatives, increased profits compared with the corresponding period. These factors were partially offset by higher costs at Escondida (Chile) from processing lower-grade ore due to the voluntary production cut-backs and higher depreciation from the start-up of the Phase IV expansion project.

  Increases in price-linked costs depressed profits, mainly due to higher royalties and taxes for petroleum products and higher nickel ore supply costs to the Yabulu refinery (Australia).

  Inflationary pressures, principally in South Africa, and to a lesser extent in Australia, increased costs.

  Higher sales volumes of iron ore, energy coal, copper, aluminium, diamonds and manganese were partly offset by lower sales volumes of petroleum products, resulting in a positive net volume impact on profits.

  Exploration expense was down by approximately US$45 million compared with the corresponding period, which included the write-off of exploration expenditure at La Granja (Peru).

  New and acquired operations increased profits due to the commencement of commercial production at Antamina (Peru) in October 2001 and the increased ownership interest in Cerrejon Coal Company (Colombia) from February 2002.

  The impact of stronger A$/US$, South African rand/US$ and Canadian$/US$ exchange rates on operating costs had an unfavourable impact on profits. The conversion of South African rand and Australian dollar denominated net monetary liabilities at balance sheet date also had an unfavourable impact on profits. This was partly offset by reduced losses on legacy A$/US$ currency hedging compared with the corresponding period of approximately US$220 million. In addition, the lower average Colombian peso/US$ and Brazilian real/US$ exchange rates had a favourable impact on operating costs.

  Profit was impacted unfavourably from ceased/sold operations mainly due to the disposal of PT Arutmin (Indonesia), divested in November 2001 and the Rietspruit energy coal mine (South Africa), which was closed in May 2002, together with higher pension and medical plan costs at Southwest Copper (US).

  The impact of asset sales is a reduction in profits of approximately US$30 million mainly from the profit on divestment of PT Arutmin in the corresponding period, partly offset by profits on sale of BHP Billiton's interests in Alumbrera (Argentina) and Agua Rica (Argentina), during the current year.

Discontinued operations / Significant items

The demerger of the Group's Steel business became unconditional on 1 July 2002. The profit before net borrowing costs and income tax of US$77 million relating to the Group's Steel business in the corresponding period has been disclosed as Discontinued Operations. The 6 per cent interest in BHP Steel retained by BHP Billiton was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the current year and is disclosed as a significant item in relation to Discontinued Operations. The demerger was effected through a Court-approved capital reduction of A$0.69 per BHP Billiton Limited share totalling approximately US$1.5 billion (A$2.6 billion) via the transfer of BHP Steel Limited shares to BHP Billiton Limited shareholders. Consequently, BHP Billiton Plc shareholders received approximately 149 million BHP Billiton Plc equalisation shares.

The major significant items before taxation for the year ended 30 June 2002 included charges to profit of:

  US$101 million relating to Southwest Copper, of which US$171 million related to the write-down in carrying values of assets offset by a US$70 million reduction in closure provisions;

  US$31 million relating to charges associated with suspension of Tintaya sulphide operations; and

  US$80 million relating to the merger and restructuring of the Group.

In June 2002 a change in legislation increased the corporation tax rate for petroleum operations in the United Kingdom from 30 per cent to 40 per cent, resulting in deferred taxation balances being restated, with an adverse impact of US$56 million on the results for the year ended 30 June 2002. The tax effects of other significant items were a benefit of US$24 million for the year ended 30 June 2002.

After including significant items and Discontinued Operations, the attributable profit for the current period was US$1 860 million, US$212 million higher than the US$1 648 million for the corresponding period, which included profits from Discontinued Operations of US$68 million after tax, together with significant items after tax of US$244 million. Basic earnings per share, including significant items and Discontinued Operations, was 30.0 US cents per share, 9.9 per cent higher than the 27.3 US cents per share of the corresponding period.

Borrowing costs

Total borrowing costs, including capitalised interest and excluding discounting on provisions and exchange differences on Group borrowings were US$400 million, compared with US$507 million in the corresponding period. The lower borrowing costs were principally driven by lower market interest rates, lower average debt levels and management of the Group's debt portfolio.

Exchange losses on debt were US$117 million compared with gains of US$141 million in the corresponding period, mainly in relation to the translation of rand denominated debt of companies which account in US dollars as their functional currency. The rand appreciated by 27 per cent during the current period compared with depreciation of 27 per cent in the corresponding period.

Taxation

The tax charge for the year was US$883 million, representing an effective rate of 31.7 per cent. Excluding the impacts on tax of non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments, the effective rate was 24.8 per cent. The Group recognises tax losses to the extent that it expects to earn virtually certain future profits which can absorb those losses. Following promising progress in the Group's Gulf of Mexico (US) projects during the year ended 30 June 2003, previously unrecognised tax losses in the US have been recouped and have been recognised this year resulting in a reduction in the effective tax rate of approximately 3 per cent. If and when the projects reach appropriate milestones that provide virtual certainty over projected future profits, further benefits in respect of past losses may be recognised.

Comparison to results under UK GAAP

As a consequence of the DLC merger, the BHP Billiton Limited Group and the BHP Billiton Plc Group have aligned accounting policies, as far as is possible, to minimise differences and simplify determination and reporting of the combined results. The item where alignment is not possible in terms of UK and Australian GAAP and which impacts the year ended 30 June 2003 is described below.

Under UK GAAP, until 30 June 1998 goodwill arising upon acquistion was written off directly against equity. Subsequently and currently under UK GAAP, goodwill is to be retained as an asset and amortised. This current treatment is consistent with that required under Australian GAAP. As of 30 June 1998, the BHP Billiton Plc Group had written off a net amount of goodwill of US$513 million directly against equity. For Australian GAAP reporting on a combined basis, this goodwill is reinstated on the Statement of Financial Position as an intangible asset, with a corresponding credit to equity. The net balance at 30 June 2003 (after amortisation) is US$430 million (30 June 2002: US$471 million) and the impact on the Australian GAAP Statement of Financial Performance is a charge to profit of US$41 million (no tax effect) for the year ended 30 June 2003 (2002: US$42 million). Thus, the attributable profit of the BHP Billiton Group of US$1 901 million under UK GAAP compares to that recorded by the BHP Billiton Group of US$1 860 million for the same period under Australian GAAP.

Cash flow

Operating cash inflows for the year were US$3 627 million with a total cash inflow of US$539 million.

Expenditure on growth projects and investments amounted to US$1 995 million, including US$814 million on petroleum projects and US$1 181 million on minerals and other corporate projects. Maintenance capital expenditure was US$671 million and exploration expenditure was US$348 million, whilst proceeds from the sale of property, plant and equipment, proceeds from sale of investments and proceeds from sale of controlled entities, joint ventures and associates generated US$1 064 million, contributing to an investing cash outflow of US$1 950 million.

After dividend payments of US$868 million, financing cash outflows were US$1 138 million.

Portfolio management

During the year, a number of portfolio management activities were finalised.

Proceeds of US$345 million were received from the sale of our indirect 2.1 per cent interest in Companhia Vale do Rio Doce (CVRD), during March 2003. Our interests in the Agua Rica prospect and Alumbrera mine in Argentina were also sold during the year. These sales generated US$136 million in cash proceeds, with an additional US$63 million deferred for receipt until June 2005.

Balance Sheet

Net assets and equity shareholders' funds for the BHP Billiton Group were US$12 761 million at 30 June 2003, a decrease of US$392 million from the 30 June 2002 position. After allowing for the return of capital to shareholders associated with the BHP Steel demerger of US$1 489 million, equity shareholders' funds increased by US$1 097 million. Net borrowings for the BHP Billiton Group decreased by 13.6 per cent to US$5 772 million.

As a consequence of the above, the net gearing ratio decreased to 31.1 per cent compared with 33.7 per cent for the previous year.

Net tangible assets per ordinary fully paid share were US$1.92 as at 30 June 2003 compared with US$2.04 as at 30 June 2002.

Currency

The Group has adopted the US dollar as its reporting currency and, subject to some specific exceptions, its functional currency. Currency fluctuations affect the Statement of Financial Performance in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales to Australian and UK domestic customers and Energy Coal's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arises in local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, the Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollars), in particular non-US dollar denominated debt, tax liabilities and provisions. Monetary assets and liabilities are converted into US dollars at the closing rate. The resultant differences are accounted for in the Statement of Financial Performance.

Capital Management

Moody's Investor Services upgraded our long-term credit rating to A2 from A3 and our short-term rating to P-1 from P-2 during the year ended 30 June 2003.

The Group's stronger credit profile enabled further diversification of funding sources, resulting in the issuance of our inaugural Euro 750 million Eurobond under the US$1.5 billion Euro Medium Term Note program and issuance of our inaugural US$850 million Global Bond with a ten-year maturity.

In February 2003, a US$2 billion commercial paper program was established and issuance from this program commenced during June 2003. This provides additional diversification of our short term funding programs and enhances flexibility.

Dividends

An interim dividend of 7.0 US cents per fully paid ordinary share was paid in December 2002 and a final dividend of 7.5 US cents per fully paid ordinary share was paid in July 2003, bringing the declared total for the year to 14.5 US cents. This compares to total dividends declared in the corresponding period of 13.0 US cents per share. The BHP Billiton Limited dividends were fully franked for Australian taxation purposes.

Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and South African rand to shareholders on the South African section of the register.

Audit

This Preliminary Final Results report is based upon accounts, which have been audited.

Statement of Financial Performance

for the year ended 30 June 2003

	2003 US$M (a)	2002 US$M (a) (b)
Revenue from ordinary activities
Operating revenue	15 608	15 896
Non-operating revenue	941	1 171
	16 549	17 067
deduct
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	11 730	12 564
	4 819	4 503
add
Share of net profit of joint venture and associated entities accounted for using the equity method	164	223
	4 983	4 726
deduct
Depreciation and amortisation	1 689	1 769
Borrowing costs	511	350
Profit from ordinary activities before income tax	2 783	2 607
deduct
Income tax expense attributable to ordinary activities	883	912
Net profit	1 900	1 695
deduct
Outside equity interests in net profit of controlled entities	40	47
Net profit attributable to members of the BHP Billiton Group	1 860	1 648

Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax	67	25
Total direct adjustments to equity attributable to members of the BHP Billiton Group	67	25
Total changes in equity other than those resulting from transactions with owners	1 927	1 673
Basic earnings per share (US cents)	30.0	27.3
Diluted earnings per share (US cents)	29.9	27.3

(a)    Financial information for 2003 and 2002 represents the financial performance of the BHP Billiton Group (Refer 'Dual Listed Companies structure and basis of preparation of financial statements').

(b)    Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Financial Performance for the year ended 30 June 2002 includes results of BHP Steel. Refer "Discontinued Operations".

Statement of Financial Position

as at 30 June 2003
	2003	2002
	US$M (a)	US$M (a) (b)
Current assets
Cash assets	1 552	1 499
Receivables	2 177	2 294
Other financial assets	143	117
Inventories	1 328	1 419
Other assets	129	99
Total current assets	5 329	5 428
Non-current assets
Receivables	897	889
Investments accounted for using the equity method	1 403	1 505
Other financial assets	150	581
Inventories	51	38
Property, plant and equipment	19 780	20 146
Intangible assets	466	513
Deferred tax assets	447	480
Other assets	354	282
Total non-current assets	23 548	24 434
Total assets	28 877	29 862
Current liabilities
Payables	2 362	2 435
Interest bearing liabilities	898	1 797
Tax liabilities	309	493
Other provisions and liabilities	1 141	1 116
Total current liabilities	4 710	5 841
Non-current liabilities
Payables	195	121
Interest bearing liabilities	6 426	6 383
Deferred tax liabilities	1 434	1 600
Other provisions and liabilities	3 351	2 764
Total non-current liabilities	11 406	10 868
Total liabilities	16 116	16 709
Net assets	12 761	13 153
Contributed equity - BHP Billiton Limited	1 785	3 143
Called up share capital - BHP Billiton Plc	1 732	1 752
Reserves	362	471
Retained profits	8 558	7 455
Total BHP Billiton interest	12 437	12 821
Outside equity interests	324	332
Total equity	12 761	13 153

(a)    Financial information for 2003 and 2002 represents the financial position of the BHP Billiton Group (Refer 'Dual Listed Companies structure and basis of preparation of financial statements').

(b)    Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Financial Position as at 30 June 2002 includes assets and liabilities of BHP Steel. Refer "Discontinued Operations".

Statement of Cash Flows

for the year ended 30 June 2003

	2003	2002
	US$M (a)	US$M (a) (b)
Cash flows related to operating activities
Receipts from customers	15 415	16 129
Payments to suppliers, employees, etc.	(10 623)	(11 586)
Dividends received	212	187
Interest received	36	156
Borrowing costs (includes capitalised interest)	(411)	(525)
Operating cash flows before income tax	4 629	4 361
Income taxes paid	(1 002)	(606)
Refund of income taxes paid	-	91
Net operating cash flows	3 627	3 846
Cash flows related to investing activities
Purchases of property, plant and equipment	(2 571)	(2 481)
Exploration expenditure (includes capitalised exploration)	(348)	(390)
Purchases of investments and funding of joint ventures	(95)	(321)
Purchases of, or increased investment in, controlled entities and joint venture interests net of their cash	-	(45)
Investing cash outflows	(3 014)	(3 237)
Proceeds from sale of property, plant and equipment	99	200
Proceeds from sale or redemption of investments	560	232
Proceeds from demerger or sale of controlled entities, joint venture and associates interests net of their cash	405	145
Net investing cash flows	(1 950)	(2 660)
Cash flows related to financing activities
Proceeds from ordinary share issues	172	140
Proceeds from interest bearing liabilities	3 698	3 975
Repayment of interest bearing liabilities	(4 121)	(4 331)
Redemption of secured Employee Share Plan program	-	(134)
Purchase of shares under Share Buy-Back program	(20)	(19)
Dividends paid	(830)	(811)
Dividends paid to outside equity interests	(38)	(20)
Other	1	5
Net financing cash flows	(1 138)	(1 195)
Net increase/(decrease) in cash and cash equivalents	539	(9)
Cash and cash equivalents at beginning of period	990	998
Effect of foreign currency exchange rate changes on cash and cash equivalents	2	1
Cash and cash equivalents at end of period	1 531	990

(a)    Financial information for 2003 and 2002 represents the financial performance of the BHP Billiton Group (Refer 'Dual Listed Companies structure and basis of preparation of financial statements').

(b) Effective July 2002, the BHP Steel business was demerged from the BHP Billiton Group. The Statement of Cash Flows for the year ended 30 June 2002 includes cash flows of BHP Steel. Net operating cash flows for BHP Steel for that year amounted to US$282 million. Refer "Discontinued Operations".

Statement of Cash Flows continued

(c) For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.
	2003	2002
	US$M	US$M
Reconciliation of cash
Cash and cash equivalents comprise:
Cash assets
Cash	587	1 199
Short-term deposits	965	300
Total cash assets	1 552	1 499
Bank overdrafts	(21)	(509)
Total cash and cash equivalents	1 531	990
(d) Reconciliation of net cash provided by operating activities to net profit

	2003	2002
	US$M	US$M
Net profit	1 900	1 695
Depreciation and amortisation	1 689	1 769
Share of net profit of joint venture and associated entities less dividends	33	(74)
Capitalised borrowing costs	(103)	(58)
Exploration, evaluation and development expense (excluding diminution)	248	243
Net (gain) on sale of non-current assets	(34)	(119)
Diminution of property, plant and equipment, investments and intangibles	73	272
Employee share awards	60	28
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations
(Increase) in inventories	(250)	(11)
(Increase)/decrease in deferred charges	(118)	10
(Increase) in trade receivables	(264)	(266)
(Increase) in sundry receivables	(98)	(15)
(Decrease)/increase in income taxes payable	(189)	335
Increase in deferred taxes	87	84
Increase in trade creditors	132	37
Increase in sundry creditors	112	49
Decrease in interest payable	(14)	(25)
Increase/(decrease) in other provisions and liabilities	387	(87)
Other movements	(24)	(21)
Net cash provided by operating activities	3 627	3 846

Statement of Cash Flows continued

(e) Carrying amount of controlled entities demerged or disposed
	2003	2002
	US$M	US$M
Value of assets and liabilities of entities demerged or disposed of:
Cash and cash equivalents	86	-
Investments (current)	1	-
Receivables (current)	304	32
Inventories (current)	284	19
Other (current)	8	2
Receivables (non-current)	7	-
Investments (non-current)	91	-
Inventories (non-current)	35	-
Property, plant and equipment	1 881	127
Other (non-current)	26	1
Payables and interest bearing liabilities (current)	(346)	(50)
Provisions (current)	(102)	(8)
Payables and interest bearing liabilities (non-current)	(54)	-
Provisions (non-current)	(339)	(44)
Net outside equity interests disposed	(21)	16
Net identifiable assets	1 861	95
Net consideration received
Cash (i)	347	161
Deferred tax benefit	6	-
Settlement of capital reduction	1 489	-
(Loss)/profit on demerger or disposal	(19)	66
Non-cash financing and investing activities
Other:
Employee Share Plan loan instalments (ii)	2	6

(i)    The impact on the BHP Billiton Group's cash flows of the demerger of the BHP Steel business in July 2002, was a cash inflow of US$347 million. This represents US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, which are both included in the proceeds from sale or partial sale, of controlled entities, joint venture and associated entities' interests net of their cash, and US$75 million from the sale of the 6 per cent interest in BHP Steel which is included in proceeds from sale or redemption of investments.

(ii)The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Group, by the application of dividends.

DUAL LISTED COMPANY STRUCTURE AND BASIS OF PREPARATION OF FINANCIAL STATEMENTS

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed Company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed Company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

  The shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both Groups;

  The shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;

  BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;

  Dividends and capital distributions made by the two Companies are equalised; and

  BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Limited or BHP Billiton Plc, any change of ownership of any existing shares or securities of BHP Billiton Limited or BHP Billiton Plc, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Limited and one share in BHP Billiton Plc were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

Treatment of the DLC merger for accounting purposes

In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this preliminary final results report presents the financial results of the BHP Billiton Group as follows:

  Results for the years ended 30 June 2003 and 30 June 2002 are of the combined entity including both BHP Billiton Limited and its subsidiary companies and BHP Billiton Plc and its subsidiary companies; and

  Results are presented in US dollars unless otherwise stated.

STATEMENT OF ACCOUNTING POLICIES

Changes in accounting policies

Accounting standards and policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior year except for:

Provisions, employee entitlements and contingent liabilities
Revised Australian Accounting Standard AASB 1028 'Employee Entitlements' was first adopted from 1 July 2002, which resulted in the Group calculating employee benefit liabilities using remuneration rates expected to be paid when the liabilities are settled, rather than remuneration rates at balance date. The financial effect of the change in policy as at 1 July 2002 was a charge to net profit for the year ended 30 June 2003 of US$6 million.

In addition, Australian Accounting Standard AASB 1044 'Provisions, Contingent Liabilities and Contingent Assets' was first adopted from 1 July 2002, which resulted in the Group no longer disclosing contingent liabilities where the likelihood of the transfer of future economic benefit is remote. This change in policy had no impact on net profit for the year ended 30 June 2003.

Foreign currency translation
Revised Australian Accounting Standard AASB 1012 'Foreign Currency Translation' was first adopted from 1 July 2002.

For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the Statement of Financial Position from the inception of the hedge contract, rather than when the specific purchase or sale occurs.

At 30 June 2003, for foreign currency hedge contracts the Group has recognised deferred costs of US$9 million, deferred exchange gains of US$104 million and a net foreign currency receivable of US$95 million. There was no impact on opening retained profits at 1 July 2002 or on net profit for the year ended 30 June 2003.

Disclosure of components of borrowing costs, interest revenue and income tax expense
The BHP Billiton Group calculates foreign exchange gains and losses in accordance with AASB 1012. In prior years, a net foreign exchange gain or loss arising from the restatement of non-US dollar monetary balances by Group entities that have a US dollar functional currency, has been disclosed as a single net amount included in profit from ordinary activities before income tax. In the current year, the components of this amount that relate to the restatement of borrowings, short term deposits and tax balances have been classified and disclosed as a component of borrowing costs, interest revenue and income tax expense, respectively. In addition, the unwind of the discounting of provisions has been classified and disclosed separately as a component of borrowing costs. This disclosure better presents the impact of these foreign exchange gains or losses and the discount component on the underlying categories of income or expense.

The change in policy only impacts the disclosure of individual line items in the Statement of Financial Performance. Comparative amounts have been restated accordingly. There was no impact on opening retained profits at 1 July 2002 or on net profit for the year ended 30 June 2003.
	2003 US$M	Restated 2002 US$M	As previously disclosed 2002 US$M
Borrowing costs	511	350	449
Interest revenue	67	147	142
Income tax expense	883	912	955

Tax Consolidation

The Australian Federal Government has introduced consolidations tax law, which enables an Australian group of companies to be treated as a single entity and to lodge a single tax return, if the group makes an election, which is voluntary.

STATEMENT OF ACCOUNTING POLICIES continued

The election to consolidate can be made from the 2003 financial year and to be eligible, the head company of the wholly owned group of entities will need to make an irrevocable choice to consolidate with its wholly-owned Australian subsidiaries for income tax purposes. This election needs to be made to the Australian Taxation Office (ATO) by the time the Group lodges its first consolidated income tax return (being 1 December for the prior year ended 30 June). Upon such election, all of the wholly-owned subsidiaries will become 'subsidiary members' of the consolidated group and together with the head company will constitute the members of the group.

The new consolidations tax law rules also provide the means for pooling of group franking credits and disregarding intra-group transactions in calculating tax liabilities. Groups that do not elect to form a consolidated group will not be able to use existing grouping rules, including grouping of tax losses and rollover of capital gains tax assets. Complex rules, applicable upon election, restrict the ability to bring tax losses into a consolidated group and permit reset of the tax cost base of assets in certain circumstances. These could impact both the Group's deferred tax assets and liabilities at the time of election and its current tax payable from the first affected period.

The Group has yet to decide whether or not to elect under the consolidations regime, so any impact on the financial statements has not yet been determined. It is anticipated the Group will be able to determine this position late in the 2003 calendar year. In the event that the Group elects to consolidate, there is not expected to be any adverse effect on recorded tax assets.

Impact of International Financial Reporting Standards

The Australian Financial Reporting Council (FRC) announced in July 2002 that Australia would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards (IAS), from 1 January 2005. The adoption of IFRS will be first reflected in the Group's financial statements for the half year ending 31 December 2005 and year ending 30 June 2006.

The transition to IFRS could have a material impact on the Group's financial position and reported results, however it is not possible to quantify the impact at this time. The Group has established a project team to manage the convergence to IFRS.

DISCONTINUED OPERATIONS

Due to the demerger of the BHP Steel business in July 2002, BHP Steel's results have been reported as Discontinued Operations.

The BHP Billiton Group demerged the BHP Steel business in July 2002 as follows:

  A capital reduction and a transfer to BHP Billiton Limited shareholders of 94 per cent of the shares in BHP Steel;

  A bonus issue of BHP Billiton Plc shares to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held); and

  The sale by the BHP Billiton Group of the remaining 6 per cent of BHP Steel shares held by the Group.

The impact of these steps was:

  The BHP Billiton Group's total equity was reduced by US$1 489 million, including costs directly associated with the demerger of US$17 million net of tax (US$24 million before tax);
  A cash inflow of US$347 million, representing net US$294 million from the settlement by BHP Steel of intercompany loans, less US$22 million demerger transaction costs paid, and US$75 million from the sale of the 6 per cent of BHP Steel; and
  A 6 per cent interest in BHP Steel was retained by the Group upon demerger of the Group's steel business. This was sold in July 2002 for US$75 million and the loss of US$19 million associated with this sale has been recognised in the year ended 30 June 2003 and is disclosed as a significant item.

BHP Steel is the leading steel company in Australia and New Zealand, specialising in the production of flat steel products, including slab, hot rolled coil, plate and value-added metallic coated and pre-painted steel products. It supplies customers in Australia, New Zealand, Asia, the US, Europe, the Middle East and the Pacific. Key steelmaking assets are the Port Kembla Steelworks (Australia), BHP New Zealand Steel and North Star BHP Steel (US). A network of metallic coating and coil painting facilities operates in Australia, New Zealand and South East Asia.

The financial performance of BHP Steel, as included in the BHP Billiton financial statements for 2002, is detailed below. The financial effect of the sale, in July 2002, of the 6 per cent interest retained by the Group upon demerger is also detailed below.
	Discontinued Steel business
	2003 US$M	2002 US$M
Financial performance
Revenue from ordinary activities before interest income	75	2 389
Expenses from ordinary activities excluding borrowing costs	(94)	2 312
(Loss)/profit from ordinary activities before net borrowing costs and income tax	(19)	77

There were no significant items included within profit from ordinary activities before net borrowing costs and income tax for 2002.

While the BHP Billiton Group operates its treasury function on a Group basis, certain financing arrangements not reported in the Steel segment can be attributed to the discontinued Steel operations. Not included within revenue from ordinary activities for 2003 is interest income of US$nil (2002: US$13 million). The borrowing costs associated with attributable debt instruments was US$nil for 2003 (2002: US$17 million). The income tax expense/(benefit) related to Discontinued Operations, including the tax impact on financing arrangements noted above, was a tax benefit of US$nil (2002: US$3 million tax benefit).

DISCONTINUED OPERATIONS continued

The contribution to Group cash flows of the BHP Steel business before consideration of borrowing costs and income tax, as included in the BHP Billiton Group financial statements is detailed below:
	Discontinued Steel business
	2003 US$M	2002 US$M
Cash flows
Net operating cash flows (excluding borrowing activities and income tax)	-	283
Net investing cash flows (a)	74	(74)
Net financing cash flows	-	(21)
Total cash flows provided by Discontinued Operations	74	188

(a)     2003 includes US$75 million in proceeds from the sale of 6 per cent of BHP Steel and US$1 million in costs associated with the sale.

The attributable net assets of BHP Steel as included in the BHP Billiton Group's 30 June 2002 Statement of Financial Position is provided below. In addition, the net assets demerged in July 2002 are provided, after allowing for the settlement of intercompany loans by BHP Steel to the BHP Billiton Group and the realisation of Group profit in stock held by BHP Steel.
	Discontinued Steel business
	2003 US$M	2002 US$M
Financial Position (a)
Total assets	-	2 731
Total liabilities	-	(840)
Outside equity interests	-	(21)
Total equity	-	1 870
Net payments to the BHP Billiton Group by BHP Steel to settle intercompany loans (post 30 June 2002)	-	(294)
Attributable net assets of BHP Steel	-	1 576
Group profit in stock held by BHP Steel	-	(9)
Attributable net assets of the BHP Billiton Group at date of demerger (b)	-	1 567

(a) Includes certain assets and liabilities (primarily cash, interest bearing liabilities and taxation provisions) which are not allocated to Steel for segment reporting purposes.

(b) Of the US$1 567 million attributable net assets at date of demerger, approximately 94 per cent or US$1 472 million were demerged to shareholders of BHP Billiton Limited; this together with US$17 million in costs of the demerger represents a reduction in total equity of US$1 489 million.

REVENUE FROM ORDINARY ACTIVITIES
	2003 US$M	2002 US$M
Operating revenue
Sale of goods	15 049	15 496
Rendering of services	559	400
Total operating revenue	15 608	15 896
Non-operating revenue
Interest income	65	142
Exchange differences on cash assets	2	5
Interest revenue	67	147
Dividend income	16	46
Proceeds from sales of non-current assets	711	845
Management fees	6	12
Other income	141	121
Total non-operating revenue	941	1 171

DEPRECIATION AND AMORTISATION
	2003 US$M	2002 US$M
Depreciation relates to
Buildings	98	94
Plant, machinery and equipment	1 220	1 308
Mineral rights	174	135
Exploration, evaluation and development expenditure	141	175
Capitalised leased assets	9	9
Total depreciation	1 642	1 721
Amortisation relates to
Goodwill	47	48
Total amortisation	47	48
Total depreciation and amortisation	1 689	1 769

INCOME TAX
	2003	2002
	US$M	US$M
Income tax expense
Prima facie tax calculated at 30 per cent on profit from ordinary activities	835	782

add/ (deduct) tax effect of permanent differences:
Investment and development allowance	(9)	(10)
Recognition of prior year tax losses	(188)	(103)
Non-deductible accounting depreciation and amortisation	87	67
Non-deductible dividends on redeemable preference shares	8	13
Non tax-effected operating losses	112	69
Tax rate differential on non-Australian income	(15)	(1)
Non tax-effected capital gains	(2)	(12)
Foreign expenditure including exploration not presently deductible	4	16
Foreign exchange losses/(gains) on current and deferred tax balances	255	(43)
Other foreign exchange (gains)/losses and translation adjustments	(63)	42
Tax rate changes	(1)	59
Investment and asset impairments	-	32
Other	(35)	24
Amounts over provided in prior years	(105)	(23)
Income tax expense attributable to ordinary activities	883	912

SEGMENT RESULTS

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

   Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);

  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);

  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead and copper by-products including gold);

  Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);

  Diamonds and Specialty Products (EKATI diamond mine, titanium operations, metals distribution activities and exploration, and technology activities);

  Energy Coal (exploration for and mining, processing and marketing of steaming coal); and

  Stainless Steel Materials (exploration for and mining, processing and marketing of chrome and nickel).

Net unallocated interest represents the charge to profit of debt funding to the BHP Billiton Group.

Group and unallocated items represent Group Centre functions and certain comparative data for divested assets and investments.

Inter-segment sales are made on a commercial basis.

Industry segment information
US$ million	External Revenue	Inter-segment revenue	Share of net profit from associated entities	Profit before tax (a) (b)	Gross segment assets (g)	Gross segment liabilities	Depreciation and amortisation	Other non-cash expenses	Capital expenditure (c)
Year ended 30 June 2003
Petroleum	3 334	4	-	1 178	5 164	2 207	549	50	861
Aluminium	3 401	-	-	569	5 976	936	245	-	462
Base Metals	1 757	-	20	245	4 423	1 133	257	(2)	201
Carbon Steel Materials	3 474	26	57	1 018	3 793	1 562	196	7	479
Diamonds and Specialty Products	469	11	59	185	1 455	362	107	-	101
Energy Coal	1 901	-	27	154	3 185	1 120	194	2	300
Stainless Steel Materials	1 105	-	1	145	2 077	426	102	10	121
Group and unallocated items (d) (e)	966	465	-	(248)	2 804	8 370	39	66	46
Discontinued Operations (f)	75	-	-	(19)	-	-	-	-	-
Net unallocated interest	67	-	-	(444)	-	-	-	-	-
BHP Billiton Group	16 549	506	164	2 783	28 877	16 116	1 689	133	2 571
Year ended 30 June 2002
Petroleum	2 801	35	-	1 069	4 539	2 061	571	4	687
Aluminium	2 846	-	-	476	5 436	746	246	(4)	291
Base Metals	1 415	23	32	23	4 502	1 092	233	161	578
Carbon Steel Materials	2 949	167	47	1 046	3 079	1 135	188	31	284
Diamonds and Specialty Products	1 096	19	122	220	1 410	181	79	1	121
Energy Coal	2 045	-	18	496	2 895	1 072	194	5	295
Stainless Steel Materials	799	-	4	1	1 963	267	94	2	84
Group and unallocated items (d) (e)	580	366	-	(598)	3 307	9 315	32	59	43
Discontinued Operations (f)	2 389	-	-	77	2 731	840	132	4	98
Net unallocated interest	147	-	-	(203)	-	-	-	-	-
BHP Billiton Group	17 067	610	223	2 607	29 862	16 709	1 769	263	2 481

SEGMENT RESULTS continued

(a) Before outside equity interests.

(b) Excludes income tax expense for BHP Billiton Group of US$883 million (2002: US$912 million), which results in a net profit after income tax expense of US$1 900 million (2002: US$1 695 million).

(c) Excluding investment expenditure, capitalised borrowing costs and capitalised exploration.

(d) Comparative results for certain minor residual steel assets and liabilities that were not demerged as part of the BHP Steel (Residual Steel operations) are included in Group and unallocated items. The Residual Steel operations were previously included in Steel.

(e) Includes consolidation adjustments.

(f) The results of operations and the financial position presented as the Discontinued Operations, represents the demerged Steel business. Refer "Discontinued Operations".

(g) Included within gross assets are the following carrying values of investments in joint ventures and associated entities: Base Metals; 2003: US$262 million (2002: US$383 million), Carbon Steel Materials; 2003: US$299 million (2002: US$278 million), Stainless Steel Materials; 2003: US$4 million (2002: US$3 million), Energy Coal; 2003: US$488 million (2002: US$490 million), Diamonds and Specialty Products; 2003: US$277 million (2002: US$326 million), Petroleum; 2003: US$73 million (2002: US$25 million), Discontinued Operations US$nil (2002: US$48 million), and Group and unallocated items; 2003: US$nil (2002: US$nil).

EARNINGS PER SHARE
	2003	2002
Basic earnings per share (US cents)	30.0	27.3
Diluted earnings per share (US cents)	29.9	27.3
Basic earnings per American Depositary Share (ADS) (US cents) (a)	60.0	54.6
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	59.8	54.6
Weighted average number of fully paid shares (millions)
Basic earnings per share denominator	6 207	6 029
Diluted earnings per share denominator (b)	6 222	6 042
Earnings (US$ million)	1 860	1 648

(a) For the periods indicated, each ADS represents two ordinary shares.

(b) The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Number of shares	2003	2002
	Million	Million
Basic earnings per share denominator	6 207	6 029
BHP Billiton Limited options and performance rights	13	11
BHP Billiton Limited partly paid shares	1	2
BHP Billiton Plc performance shares	1	-
Diluted earnings per share denominator	6 222	6 042

INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD
		Ownership interest				Contribution to
						operating profit
						after income tax
		At joint venture's or associate's reporting date		At BHP Billiton Group reporting date
Major shareholdings in joint venture and associated entities		2003	2002	2003	2002	2003	2002
	Principal activities	%	%	%	%	US$M	US$M
Carbones del Cerrejon LLC	Coal mining	33	33	33	33	27	18
Highland Valley Copper	Copper mining	34	34	34	34	(3)	17
Orinoco Iron C.A.	HBI production	50	50	50	50	-	-
Samarco Mineracao S.A.	Iron ore mining	50	50	50	50	54	32
South Blackwater	Coal mining	50	50	50	50	-	18
Minera Alumbrera Limited (a)	Copper and gold mining	-	25	-	25	25	26
Other (b)						61	112
Total						164	223
	2003	2002
	US$M	US$M
Share of net profit of investments accounted for using the equity method
Revenue (a)	1 902	1 679
Expenses (a)	(1 637)	(1 378)
Profit before income tax (a)	265	301
Income tax expense (a)	(101)	(78)
Share of net profit of investments accounted for using the equity method	164	223

(a) The share of net profit of investments accounted for using the equity method includes the results of associated entities relating to the Group's 50% interest in Minera Alumbrera Limited. This includes revenue of US$94 million (2002: US$126 million), expenses of US$69 million (2002: US$104 million), profit before income tax of US$25 million (2002: US$22 million), and income tax expense/(benefit) of US$nil million (2002: US$(4) million). Effective April 2003, the BHP Billiton Group sold its interest in Minera Alumbrera Limited for US$187 million; of which US$54 million has been deferred until June 2005. The deferred proceeds are included in sundry receivables.

(b) Includes various immaterial equity accounted joint venture and associated entities and the Richards Bay Minerals joint venture owned 50% (2002: 50%).

PROPERTY, PLANT AND EQUIPMENT

	Gross value of assets 2003	Accumulated depreciation 2003	Net value of assets 2003	Gross value of assets 2002	Accumulated depreciation 2002	Net value of assets 2002
	US$M	US$M	US$M	US$M	US$M	US$M
Land and buildings (a) (b)	2 260	931	1 329	2 460	1 178	1 282
Plant, machinery and equipment (c)	22 699	12 133	10 566	24 682	13 112	11 570
Capital works in progress (d)	2 936	-	2 936	2 197	-	2 197
Mineral rights and other mineral assets (e)	4 848	1 567	3 281	4 641	1 301	3 340
Exploration, evaluation and development (f)
Now in production	1 970	1 101	869	2 475	1 489	986
In development stage but not yet producing	327	-	327	574	210	364
In exploration and/or evaluation stage	487	70	417	480	138	342
Capitalised leased assets (g)	103	48	55	105	40	65
Total property, plant and equipment	35 630	15 850	19 780	37 614	17 468	20 146

PROPERTY, PLANT AND EQUIPMENT continued
	2003	2002
	US$M	US$M
(a) Current value of land and buildings
Land	395	534
Buildings	1 245	1 166
	1 640	1 700
2003 US$M
(b) Land and buildings
Balance at the beginning of the financial year	1 282
Capital expenditure (including capitalised interest)	159
Depreciation	(98)
Net disposals including demerger or disposal of controlled entities	(217)
Amounts written off	(6)
Exchange variations	2
Transfers and other movements	207
Balance at the end of the financial year	1 329
(c) Plant, machinery and equipment
Balance at the beginning of the financial year	11 570
Capital expenditure (including capitalised interest)	483
Depreciation	(1 220)
Net disposals including demerger or disposal of controlled entities	(1 723)
Amounts written off	(48)
Exchange variations	74
Transfers and other movements	1 430
Balance at the end of the financial year	10 566
(d) Capital works in progress
Balance at the beginning of the financial year	2 197
Capital expenditure (including capitalised interest)	2 276
Transfers and other movements	(1 537)
Balance at the end of the financial year	2 936
(e) Mineral rights and other mineral assets
Balance at the beginning of the financial year	3 340
Capital expenditure (including capitalised interest)	51
Depreciation	(174)
Net disposals including demerger or disposal of controlled entities	(1)
Transfers and other movements	65
Balance at the end of the financial year	3 281

PROPERTY, PLANT AND EQUIPMENT continued
2003 US$M
(f) Exploration, evaluation and development expenditures carried forward
Balance at the beginning of the financial year	1 692
Capital expenditure (including capitalised exploration and interest)	211
Depreciation	(141)
Net disposals including demerger or disposal of controlled entities	(11)
Amounts written off	(9)
Exchange variations	11
Transfers and other movements	(140)
Balance at the end of the financial year	1 613
(g) Capitalised leased assets
Balance at the beginning of the financial year	65
Capital expenditure	4
Depreciation	(9)
Transfers and other movements	(5)
Balance at the end of the financial year	55

INTEREST BEARING LIABILITIES (CURRENT)
	2003	2002
	US$M	US$M
Current portion of unsecured long-term loans
Bank loans	230	154
Notes and debentures	150	706
Total current portion of long-term loans	380	860
Current portion of
Non-recourse finance	78	173
Secured debt (limited recourse)	28	35
Finance leases	4	2
Short-term interest bearing liabilities
Unsecured bank loans	371	197
Unsecured other	16	21
Bank overdrafts
Unsecured	21	509
Total other current interest bearing liabilities	518	937
Total current interest bearing liabilities	898	1 797

INTEREST BEARING LIABILITIES (NON-CURRENT)
	2003	2002
	US$M	US$M
Unsecured long-term loans (at weighted average interest rates) (a)
Bank loans
At average fixed interest rates of 12.1%	85	148
At average floating interest rates of 6.2%	244	1 351
Commercial paper
At average floating interest rates of 1.2%	138	849
Notes and debentures (issued in the US)
At average fixed interest rates of 7.3%	1 673	2 019
At average floating interest rates of 1.8%	850	-
Medium term notes (issued in Australia)
At average fixed interest rates of 7.7%	-	113
At average floating interest rates of 2.1%	803	692
Medium term notes (issued in Europe)
At average fixed interest rates of 3.9%	741	-
Other
At average fixed interest rates of 8.7%	176	198
At average floating interest rates of 1.1%	50	50
Total long-term loans	4 760	5 420
less Amounts repayable within 12 months (b)	380	860
Total non-current portion of long-term loans	4 380	4 560
Redeemable preference shares
BHP Operations Inc (c)	450	450
Total redeemable preference shares	450	450
less Amounts repayable within 12 months (b)	-	-
Total non-current portion of redeemable preference shares	450	450
Non-recourse finance
US$ loans for the Escondida project with maturities 2002-2004	798	872
US$ loans for the OHANET project with maturities 2004-2007	108	-
less Amounts repayable within 12 months (b)	78	173
Total non-current portion of non-recourse finance	828	699
Secured debt (limited recourse)
US$ and Euro loans for the Mozal project with maturities 2003-2004 (d)	506	449
less Amounts payable within 12 months (b)	28	35
Total non-current portion of secured debt (limited recourse)	478	414
Total non-current portion of long-term loans, redeemable preference shares, non-recourse finance and secured debt (limited recourse)	6 136	6 123
Other non-current interest bearing liabilities
Finance leases	49	33
Other	241	227
Total non-current interest bearing liabilities	6 426	6 383

(a) Weighted average interest rates take into account the effect of interest rate and cross currency swaps.
(b) Refer "Interest Bearing Liabilities (Current)".
(c) BHP Operations Inc: Preferred stock
    -  Auction market preferred stock:
        600 (2002: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.
     -  Cumulative preferred stock series 'A':
        3 000 (2002: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30 day months. Guaranteed by other BHP Billiton Group companies.
(d) The limited recourse secured debt relates to the Mozal joint venture operation. The debt is secured by a charge over the assets of this joint venture operation and the lender has recourse to only those assets in the event of default. The BHP Billiton Group's share of these obligations are guaranteed by BHP Billiton Plc until such time as the project reaches financial completion.

OTHER PROVISIONS AND LIABILITIES (CURRENT)
	2003	2002
	US$M	US$M
Employee benefits	313	304
Post-retirement benefits	7	20
Restoration and rehabilitation	56	65
Restructuring	45	92
Other	138	141
Total current other provisions (a)	559	622
Dividends	468	402
Deferred income	114	92
Total current other provisions and liabilities	1 141	1 116

(a)    Refer "Other Provisions and Liabilities (Non-Current)" for non-current portion of provisions and movement in total provisions.

OTHER PROVISIONS AND LIABILITIES (NON-CURRENT)
	2003	2002
	US$M	US$M
Employee benefits (a)	314	337
Post-retirement benefits	310	195
Resource rent tax	241	214
Restoration and rehabilitation	1 969	1 548
Restructuring (b)	12	33
Other (c)	160	118
Total non-current other provisions Deferred income	3 006	2 445
	345	319
Total non-current other provisions and liabilities	3 351	2 764

	Employee benefits (a) US$M	Post- retirement benefits US$M	Resource rent tax US$M	Restoration and rehabilitation US$M	Restructuring (b) US$M	Other US$M	Total US$M

Movements in provision balances
At 1 July 2002	641	215	214	1 613	125	259	3 067
Amounts capitalised	-	-	-	325	-	-	325
Demerger or disposals of subsidiaries	(183)	-	-	(1)	(1)	(34)	(219)
Charge/(credit) for the year
Underlying	411	50	(3)	37	4	36	535
Discounting	3	-	-	94	-	-	97
Exchange variation	51	22	29	-	5	35	142
Exchange variation taken to reserves	1	-	3	15	-	1	20
Utilisation	(265)	(29)	-	(84)	(28)	(23)	(429)
Transfers and other movements	(32)	59	(2)	26	(48)	24	27
At 30 June 2003	627	317	241	2 025	57	298	3 565
Current	313	7	-	56	45	138	559
Non-current	314	310	241	1 969	12	160	3 006

(a) In the year ended 30 June 2003 the average number of employees, excluding joint venture and associated entities employees, and including executive Directors was 34 801 (2002: 50 224).

(b) The provision for restructuring costs as at 30 June 2003 includes remediation and site rehabilitation costs of US$10 million (2002: US$47 million).

(c) Other provisions include non-current non-executive Directors' retirement benefits of US$4 million (2002: US$3 million).

CONTRIBUTED EQUITY AND CALLED UP SHARE CAPITAL

	2003	2002
	US$M	US$M
BHP Billiton Limited
Paid up contributed equity (a)
3 747 687 775 fully paid ordinary shares (2002: 3 724 893 687)	1 785	3 143
240 000 ordinary shares paid to A$1.40 (2002: 320 000) (b)	-	-
1 095 000 ordinary shares paid to A$1.36 (2002: 2 305 000) (b)	-	-
1 Special Voting Share (2002: 1) (c)	-	-
	1 785	3 143

Number of shares
	2003	2002
Movements in fully paid ordinary shares
Opening number of shares	3 724 893 687	3 704 256 885
Shares issued on exercise of Employee Share Plan Options (d)	20 165 784	22 955 508
Shares issued on exercise of Performance Rights (d)	918 120	-
Partly paid shares converted to fully paid (b)	1 710 184	1 815 916
Shares bought back and cancelled (e)	-	(4 134 622)
Closing number of shares (f)	3 747 687 775	3 724 893 687
	2003	2002
	US$M	US$M
BHP Billiton Plc
Allotted, called up and fully paid share capital
2 468 147 002 ordinary shares of US$0.50 each (2002: 2 319 147 885) (g)	1 732	1 752
50 000 (2002: 50 000) 5.5% preference shares of Pounds 1 each (h)	-	-
1 Special Voting Share (2002: 1) (c)	-	-
	1 732	1 752

Number of shares
	2003	2002
Movements in allotted, called up and fully paid shares
Opening number of shares	2 319 147 885	2 319 147 885
Bonus shares issued (a)	148 999 117	-
Closing number of shares	2 468 147 002	2 319 147 885

CONTRIBUTED EQUITY AND CALLED UP SHARE CAPITAL continued

(a) Contributed equity reduced by US$1 456 million due to the demerger of BHP Steel in July 2002. This reflected a capital reduction of 69 Australian cents per share. The demerger resulted in BHP Billiton Limited shareholders being issued one BHP Steel share for every five BHP Billiton Limited shares held. BHP Billiton Plc shareholders did not receive shares in BHP Steel. Bonus shares were issued to BHP Billiton Plc shareholders as a Matching Action to ensure economic benefit equality to shareholders of both BHP Billiton Limited and BHP Billiton Plc (the bonus issue was one BHP Billiton Plc share for approximately each 15.6 BHP Billiton Plc shares held).

(b) 80 000 (2002: 65 000; 2001: 30 000) shares paid to A$1.40 and 1 210 000 (2002: 1 351 500; 2001: 2 630 000) shares paid to A$1.36 were converted to fully paid during 2003. There were no partly paid shares issued during the year (2002: nil; 2001: nil). Including bonus shares, 1 710 184 (2002: 1 815 916 shares) were issued on conversion of these partly paid shares. 282 000 (2002: 650 000) partly paid shares are entitled to 321 984 (2002: 692 315) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an instalment call of A$0.69 per share was made on partly paid shares which was then immediately replaced by the application of the capital reduction.

(c) Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electoral Actions.

(d) The number of shares issued on exercise of options after 7 July 2001 includes bonus shares.

(e) During the year ended 30 June 2003, BHP Billiton Limited did not repurchase any shares in accordance with its announced share buy-back program. During the year ended 30 June 2002, BHP Billiton Limited repurchased 4 134 622 shares at a weighted average price of A$8.83 per share. The buy-back program allows for the purchase of up to 186 million BHP Billiton Limited shares (adjusted for the bonus issue), less the number of BHP Billiton Plc shares purchased on-market by Nelson Investment Limited.

(f) During the period 1 July 2003 to 9 September 2003, 155 000 Executive Share Scheme partly paid shares were paid up in full, 2 978 357 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options and 813 709 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights.

(g) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. 3 890 000 ordinary shares were purchased in the year ended 30 June 2003 for an aggregate purchase price of US$20 million, which was funded by the BHP Billiton Group.

(h) Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by JP Morgan plc.

(i) An Equalisation Share was authorised to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.

TOTAL EQUITY
	2003	2002
	US$M	US$M
Total equity opening balance	13 153	12 232
Total changes in equity recognised in the Statement of Financial Performance	1 927	1 673
Transactions with owners - contributed equity	98	104
Dividends	(900)	(784)
BHP Billiton Limited share buy-back program	-	(19)
BHP Billiton Plc share repurchase scheme (a)	(20)	-
BHP Steel demerger - capital reduction	(1 489)	-
Total changes in outside equity interests	(8)	(53)
Total equity closing balance	12 761	13 153

(a) BHP Billiton Plc entered into an arrangement under which it contingently agreed to purchase its own shares from a special purpose vehicle (Nelson Investment Limited) established for that purpose. 3 890 000 ordinary shares were purchased in the year ended 30 June 2003 at an aggregate purchase price of US$20 million, which was funded by the BHP Billiton Group. The cost of purchasing these shares was deducted from shareholders' funds. There was no intention to trade these shares and no dividends were paid in respect of them outside the BHP Billiton Group. No shares were re-issued during the year ended 30 June 2003.

RETAINED PROFITS
	2003	2002
	US$M	US$M
Retained profits opening balance	7 455	6 526
Dividends provided for or paid	(900)	(784)
Aggregate of amounts transferred from reserves	143	84
BHP Billiton Limited share buy-back program	-	(19)
Net profit	1 860	1 648
Retained profits closing balance	8 558	7 455

DETAILS OF CONTROL GAINED OVER OR LOSS OF CONTROL OF ENTITIES HAVING A MATERIAL EFFECT DURING THE PERIOD

Company	Profit/(loss) attributable to members of the BHP Billiton Group arising on disposal US$M	Fair value of net tangible assets on disposal US$M
Material demergers or disposals of controlled entities

2003
BHP Steel Limited Group (a)	(19)	1 861

(a) Refer "Discontinued Operations"

There were no material acquisitions in 2003.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

_________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 9 September 2003